SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                          Food Technology Service, Inc.
                           (formerly Vindicator, Inc.)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, $0.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    927341107
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              David Nicholds, Esq.
                                MDS Nordion Inc.
                                 447 March Road
                         Kanata, Ontario, Canada K2K 1X8
                                 (613) 592-2790
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 31, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         1. Name of Reporting Person: MDS Nordion Inc. (formerly Nordion International Inc.)

         2.       Check the Appropriate Box if a Member of a Group: (a) [ ]

                                                                    (b) [ ]

         3.       SEC Use Only

         4.       Source of Funds:  WC & Affiliate

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6.       Citizenship or Place of Organization: Ontario, Canada

         Number of         7.       Sole Voting Power:
          Shares
        Beneficially       8.       Shared Voting Power:  6,232,992
         Owned By
           Each            9.       Sole Dispositive Power:
         Reporting
        Person With        10.      Shared Dispositive Power:  6,232,992

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  6,232,992

         12.      Check box if the Aggregate Amount in Row (11) Excludes Certain
                  Shares:  [ ]

         13.      Percent of Class Represented by Amount in Row (11):  56.1 %

         14.      Type of Reporting Person:  CO

         1.       Name of Reporting Person:  MDS Inc.

         2.       Check the Appropriate Box if a Member of a Group:  (a) [ ]

                                                                     (b) [x]

         3.       SEC Use Only

         4.       Source of Funds:  WC & Affiliate

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6.       Citizenship or Place of Organization:  Ontario, Canada

         Number of         7.       Sole Voting Power:
          Shares
        Beneficially       8.       Shared Voting Power:  6,232,992
         Owned By
           Each            9.       Sole Dispositive Power:
         Reporting
        Person with        10.      Shared Dispositive Power:  6,232,992

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  6,232,992

         12.      Check box if the Aggregate Amount in Row (11) Excludes Certain
                  Shares:  [ ]

         13.      Percent of Class Represented by Amount in Row (11):  56.1%

         14.      Type of Reporting Person:  CO

         1.       Name of Reporting Person:  Laboratoires MDS Quebec Ltee.

         2.       Check the Appropriate Box if a Member of a Group:  (a)  [ ]

                                                                     (b)  [x]

         3.       SEC Use Only

         4.       Source of Funds: Affiliate

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6.       Citizenship or Place of Organization:  Quebec, Canada

         Number of         7.       Sole Voting Power:
          Shares
        Beneficially       8.       Shared Voting Power:  6,232,992
         Owned By
           Each            9.       Sole Dispositive Power:
         Reporting
        Person With        10.      Shared Dispositive Power:  6,232,992

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  6,232,992

         12.      Check box if the Aggregate Amount in Row (11) Excludes Certain
                  Shares:  [ ]

         13.      Percent of Class Represented by Amount in Row (11):  56.1%

         14.      Type of Reporting Person:  CO

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), MDS Nordion Inc. ("Nordion") hereby amends and restates its statement on
Schedule 13D dated December 1, 1992, as amended by Amendment No. 1 dated February 9, 1996, Amendment No. 2 dated December 9, 1996, and Amendment No. 3 dated December 31, 1997 (the "Schedule 13D"), relating to the shares of Common Stock, $0.01 par value (the "Stock"), of Food Technology Services, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

          (a)  Shares of Common Stock, $0.01 par value

          (b)  Food Technology Service, Inc.
               502 Prairie Mine Road
               Mulberry, Florida 33860 U.S.A.


Item 2.   IDENTITY AND BACKGROUND.

          Item 2 is hereby amended and restated in its entirety as follows:

          (a)-(c) This Schedule 13D Statement is being filed by Nordion.

          Nordion is a corporation incorporated under the Canada Business Corporation Act with its registered office in Ontario, the principal business of which is the manufacture and supply of radioisotopes, irradiation equipment, radiopharmaceuticals and treatment planning systems in the field of health and life sciences. The principal business address of Nordion is 447 March Road, Kanata, Ontario, Canada K2K 1X8.


          The name, residence or business address, and present principal occupation or employment of each director and executive officer of Nordion are as follows:

                                     Residence or                 Principal Occupation or
    Name                           Business Address                       Employment
----------------        -------------------------------          ------------------------------

John A. Morrison        67 North Drive,                          Director and President & Chief
                        Toronto, Ontario M9A 4R1                 Executive Officer
                        Canada

John A. Rogers          7 Edenbridge Drive,                      Director and Chairman
                        Toronto, Ontario M9A 3E8
                        Canada

Edward K. Rygiel        46 Woodlawn Avenue West,                 Director
                        Toronto, Ontario M4V 1G7
                        Canada

John T. Corley          24 Kippewa Drive,                        Senior Vice-President, Industrial
                        Ottawa, Ontario K1S 3G4                  Irradiation
                        Canada

David J.R. Evans        137 Pineridge Road                       Senior Vice-President, Business
                        RR3                                      Development
                        Carp, Ontario K0A 1L0
                        Canada

Ken P. Johnson          8 Garand Place,                          Senior-Vice President,
                        Ottawa, Ontario                          Therapy Systems
                        Canada

Iain C. Trevena         206 Patterson Ave.,                      Senior Vice-President,
                        Ottawa, Ontario K1S 1Y6                  Nuclear Medicine
                        Canada

David L. Nicholds       12 Rosenfeld Crescent,                   Vice-President, General Counsel and
                        Kanata, Ontario K2K 2L3                  Corporate Secretary
                        Canada

Michael W. Thomas       54 Trailway Circle,                      Vice-President, Finance and Chief
                        Stittsville, Ontario K2S 1E2             Financial Officer
                        Canada


         Approximately 15% of the outstanding common shares of Nordion are owned by MDS Inc. ("MDS") and approximately 85% of the outstanding common shares of Nordion and 780,205 Class A special shares of Nordion are owned by Laboratoires MDS Quebec Ltee. ("Laboratoires"), a 100% subsidiary of MDS. Both MDS and Laboratoires are incorporated under the Canada Business Corporation Act.


    The address of MDS:                     MDS Inc.
                                            100 International Boulevard
                                            Toronto, Canada M9W 6J6

    The address of Laboratoires:            Laboratoires MDS Quebec Ltee.
                                            Place Vendome
                                            5252 De Maisoneuve West
                                            Montreal, Quebec, Canada H4A 3S5

         MDS is a health and life science company and Laboratoires is a holding company.

         The name, residence or business address, and present principal occupation or employment of each director and executive officer of MDS are as follows:


Wendy K. Dobson        2901 7th Concession,                   Director
                       R.R. #4
                       Uxbridge, Ontario L9P 1R4
                       Canada

John R. Evans          58 Highland Avenue,                    Director
                       Toronto, Ontario M4W 2A3
                       Canada

Wilfred G. Lewitt      4 Lowther Avenue,                      Director and Chairman
                       Toronto, Ontario M5R 1C6
                       Canada

Robert W. Luba         37 Sunnydene Crescent,                 Director
                       Toronto, Ontario M4N 3J5
                       Canada

Mary Mogford           3715 Lakeshore Road,                   Director
                       RR 8
                       Newcastle, Ontario L1B 1L9
                       Canada

John A. Rogers         7 Edenbridge Drive,                    Director, President and Chief
                       Toronto, Ontario M9A 3E8               Executive Officer
                       Canada

Ley S. Smith           2614 Aberdeen Drive,                   Director
                       Kalamazoo, Michigan 49008
                       USA

R. Michael Warren      Spruce Lane Farms,                     Director
                       RR#8
                       Grey County Road No. 18-#617739
                       Owen Sound, Ontario
                       N4K 5W4 Canada

Roger D. Wilson        68 Heath Street,                       Director
                       Toronto, Ontario M4T 1S3
                       Canada

Ronald H. Yamada       22 Pinehurst Crescent,                 Director and Executive Vice-President,
                       Islington, Ontario M9A 3A5             Global Markets & Corporate Affairs
                       Canada

Gary W. Goertz         20 McCauley Drive,                     Executive Vice-President, Finance and
                       Bolton, Ontario L7E 5R8                Chief Financial Officer
                       Canada

Paul Blake             1010 Bala Farms,                       Executive Vice-President,
                       West Chester, PA 19382                 Pharmaceutical Strategy & Programs
                       U.S.A.

James M. Reid          1237 Bowman Drive,                     Executive Vice-President, Organization
                       Oakville, Ontario L6M 3J5              Dynamics
                       Canada

Edward K. Rygiel       46 Woodlawn Avenue West,               Executive Vice-President, and
                       Toronto, Ontario M4V 1G7               President & CEO, MDS Capital Corp.
                       Canada

Robert W. Breckon      220 Donessle Drive,                    Senior Vice-President, Strategic
                       Oakville, Ontario L6J 3Y6              Initiatives and Investments
                       Canada

Peter E. Brent         328 Broadway Avenue,                   Senior Vice-President, General Counsel
                       Toronto, Ontario M4P 1W5               and Corporate Secretary
                       Canada

John D. Gleason        55 Chartwell Road,                     Senior Vice-President,
                       Oakville, Ontario L6J 3Z3              Business Development
                       Canada

William Bain           7 Ashley Park Road,                    Vice-President,
                       Toronto, Ontario M9A 4C9               Corporate Affairs
                       Canada

Wilma I. Jacobs        25 Boreham Circle,                     Vice-President,
                       Brampton, Ontario L6Z 1T3              Corporate Communications
                       Canada

Roman G. Szumski       40 Wood Willow Close SW,               Vice-President,
                       Calgary, Alberta T2W 4H3               Science & Technology
                       Canada

Kerry Thomas           3183 Galbraith Drive,                  Vice-President, Information &
                       Mississauga, Ontario                   Information Technology
                       L5L 4L7
                       Canada

Peter D. Winkley       6234 Kisby Drive                       Vice-President and Controller
                       Mississauga, Ontario
                       L5V 1M5 Canada


         The name, residence or business address, and present principal occupation or employment of each director and executive officer of Laboratoires are as follows:


John A. Rogers         7 Edenbridge Drive,                    Director, President and Chief
                       Toronto, Ontario M9A 3E8               Executive Officer
                       Canada

Ronald H. Yamada       22 Pinehurst Crescent                  Director and Senior Vice-President
                       Islington, Ontario M9A 3A5
                       Canada

Peter D. Winkley       6234 Kisby Drive,                      Director, Vice-President and Controller
                       Mississauga, Ontario
                       L5V 1M5
                       Canada

Peter E. Brent         328 Broadway Avenue                    Director, Vice-President and Corporate
                       Toronto, Ontario M4P 1W5               Secretary
                       Canada

Edward K. Rygiel       46 Woodlawn Avenue West                Senior Vice-President
                       Toronto, Ontario M4V 1G7
                       Canada

Anthony Businskas      275 Rambler Court                      Vice-President
                       Oakville, Ontario L6H 3A6
                       Canada


          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Except for Messrs. Ley Smith and Paul Blake, who are citizens of, respectively, the United States of America and the United Kingdom, each of the directors and the executive officers of Nordion, MDS and Laboratoires are citizens of Canada.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is hereby amended and restated in its entirety as follows:

          The source and amount of the funds used or to be used by Nordion to purchase shares of the Stock are as follows:


          SOURCE OF FUNDS                      AMOUNT OF FUNDS

          Working Capital of Nordion           About $5,009,559 (1)

          (1) This figure represents the total amount expended by Nordion for all acquisitions and purchases of shares of the Stock.


Item 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended and restated in its entirety as follows:

          As described in greater detail below, all acquisitions by Nordion of shares of Stock were the result of conversions of debt into shares of Stock. Nordion elected to convert into shares of Stock loans and cash advances that it had made to the Issuer, in view of assisting the Issuer as a development company in the food irradiation business, after it became apparent that the Issuer was not capable of repaying its indebtedness to Nordion.

          On September 5, 1990, Nordion agreed to supply the Issuer with equipment and supplies necessary to operate its irradiation facility and entered into a Financing Agreement and Security Agreement with the Issuer. The total purchase price for the equipment and supplies was approximately $2,400,000, of which $400,000 was paid and a balance of approximately $2,000,000 was due and payable, without interest, on September 4, 1994.

          On July 1, 1991, MDS loaned $300,000 to the Issuer. Such loan was evidenced by a Debenture due and payable, without interest, on July 1, 1993. The Debenture was convertible into shares of Stock at the conversion rate of $4.50 per share. In addition, the Issuer granted MDS the right to convert the aforementioned approximately $2,000,000 of indebtedness in the event that MDS would acquire a controlling interest in Nordion. MDS acquired Nordion in November 1991 through its subsidiary Laboratoires and assigned both its $300,000 loan and its conversion rights to Nordion. Nordion agreed not to exercise the conversion rights prior to December 1, 1992.

          On October 22, 1991, the Issuer entered into a Reimbursement and Indemnity Agreement with a view to indemnifying and reimbursing Nordion in respect of all costs incurred in connection with its assistance of the Issuer in obtaining a surety bond in the sum of $600,000. With a view to covering all expenses under the Reimbursement and Indemnity Agreement, the Issuer executed a Mortgage and Security Agreement in the amount $600,000 on October 22, 1991.

          On December 11, 1991, the Issuer entered into a new agreement with Nordion whereby Nordion agreed to make available to the Issuer an additional $850,000 for working capital purposes and $900,000 in the form of additional supplies. The Issuer also agreed to change the conversion rate with respect to the other outstanding indebtedness from $4.50 to $4.05. Furthermore, the $300,000 Debenture payable to MDS was assigned by MDS to Nordion and included in and restated as part of a new Debenture in the amount of $900,000 that was issued on January 15, 1992. The new Debenture included both the aforementioned $300,000 Debenture and $600,000 of the additional $850,000 that Nordion agreed to lend to the Issuer. The new $900,000 Debenture was due and payable, without interest, on September 4, 1994 and was convertible at any time at a conversion rate of $4.05 per share of Stock.

          The Issuer executed an additional Mortgage and Security Agreement on January 15, 1992 with a view to securing the $900,000 Debenture, up to $250,000 in additional loans from Nordion to the Issuer, as contemplated by the December 11, 1991 agreement, and up to $500,000 of additional loans to be provided by Nordion to the Issuer at its sole discretion for the purposes of providing additional working capital for the Issuer.

          In connection with the supply of additional materials by Nordion worth $900,000, as contemplated in the agreement of December 11, 1991, the Issuer and Nordion entered into a Financing and Security Agreement on February 21, 1992. The Financing Agreement provided that the $900,000 was due and payable on September 4, 1994 and convertible at any time into shares of Stock at a conversion rate of $4.05 per share.

          On September 11, 1992, Nordion delivered additional supplies to the Issuer and entered into an agreement with the Issuer with a view to confirming the retention of ownership by Nordion of such supplies.

          On January 28, 1993, an additional $100,000 was loaned by Nordion to the Issuer. The $100,000 indebtedness was due and payable, without interest, on September 4, 1994 and was convertible at any time at a conversion rate of $8.00 per share of Stock.

          Although it was originally contemplated that all outstanding indebtedness would become due and payable on September 4, 1994, Nordion agreed to extend the due date because the Issuer was not capable of paying its debts and Nordion was willing to accommodate the Issuer by enabling it to continue its business without realizing its security interest. Pursuant to letters dated March 31, 1994 and April 13, 1994, Nordion agreed to extend the repayment of the indebtedness to September 4, 1995, subject to having the Issuer continue its efforts in recruiting a new President and CEO and having interest accrue on such outstanding indebtedness as of September 4, 1994 at the U.S. prime rate then in effect plus 1%. On November 23, 1994, the payment date of the indebtedness was further extended to January 4, 1996 and the conversion rate applicable to the conversion into shares of Stock of all outstanding indebtedness, including accrued interest, was set at the lower of $4.05 and the market price. The payment date of the outstanding indebtedness has been further extended on April 2, 1996, March 13, 1997, December 12, 1997, March 23, 1999 and January 19, 2000,
and currently all indebtedness, including accrued interest, will become due and payable on January 5, 2001.

          Since September 4, 1994, interest accrues on all outstanding indebtedness at the U.S. prime rate from time to time in effect plus 1%. The interest is payable quarterly and convertible into shares of Stock at the election of Nordion at the then applicable conversion rate. The first payment was due on February 4, 1995 and quarterly thereafter. On each of May 29, 1995, June 30, 1995, September 30, 1995, October 31, 1995, January 1, 1996, March 31,
1996, June 30, 1996, September 30, 1996, December 31, 1996, March 31, 1997, June
30, 1997 and September 30, 1997, Nordion elected to convert into shares of Stock all accrued and payable interest up to such date. Although interest continues to accrue on all outstanding debt, Nordion has not elected to convert any of the accrued and payable interest since September 30, 1997.

          Moreover, from May 29, 1995 until November 20, 1995, Nordion elected to convert all accrued interest and cash advances made during such period into shares of Stock at the lower of $4.05 and the then applicable market price.

          On December 10, 1995, Nordion agreed to provide the Issuer with continuing financing and to convert into shares of Stock a sufficient portion of Nordion's outstanding debt in order to ensure that the Issuer could maintain a net equity of at least $1,000,000 until April 30, 1996. In exchange for which, the Issuer agreed to reduce the conversion rate, applicable to all of Nordion's outstanding indebtedness, to $0.80 per share of Stock.

          From December 15, 1995 until October 3, 1997, Nordion elected to convert all accrued interest and cash advances made during such period into shares of Stock at the then applicable conversion rate of $0.80 per share. In addition, Nordion converted $3,215,000 of the about $3,700,000 of indebtedness then outstanding at $0.80 per share of Stock.

          By letter agreement dated March 13, 1998, the Issuer and Nordion confirmed their agreement to increase the conversion rate, at which all accrued interest and cash advances made by Nordion to the Issuer since August 1, 1997 would be convertible into shares of Stock at 70% of the closing price on the last trade date prior to the exercise of the conversion right. However, the 70% conversion rate did not apply to the cash advances and accrued interest that had already been converted between August 1, 1997 and March 13, 1998, i.e., the September 22, 1997 and October 3, 1997 cash advances conversions and the September 30, 1997 accrued interest conversion.

          Since October 3, 1997, Nordion has not elected to convert any of the outstanding indebtedness, accrued interest on such indebtedness or any of the cash advances that it has made since then. For purposes of this filing, Nordion only continues to acquire beneficial ownership of shares of Stock by virtue of its ability to convert the accrued interest and its further cash advances at the aforementioned floating conversion rate of 70% of the market price. Furthermore, Nordion has not made any cash advances that are still outstanding and convertible into shares of Stock since June 6, 1998. After June 6, 1998, Nordion only made two cash advances on, respectively, August 28, 1998 and October 23, 1998. Moreover, those advances were repaid by the Issuer within 10 business days, i.e., on September 9, 1998 and October 29, 1998, respectively.

          In order to enable the Issuer to open a line of credit at Fleet National Bank, Nordion agreed to guarantee such line of credit. In particular, Nordion executed a number of superseding Unlimited Guaranty and Indemnity Agreements in favor of Fleet National Bank. The first Unlimited Guaranty and Indemnity Agreement was signed on October 29, 1998 and limited Nordion's liability to $300,000. The most recent Unlimited Guaranty was signed by Nordion on December 17, 1999 and limits Nordion's indemnification obligations to $500,000. In connection herewith, the Issuer executed a letter on October 23, 1998, confirming its agreement to indemnify Nordion for all sums that it would have to pay under the Unlimited Guaranty. In addition, the letter provides that all outstanding amounts pursuant to such guaranty will accrue interest and shall be convertible into shares of Stock at 70% of the closing price on the last trade date prior to the exercise of the conversion right.

          Between November 18, 1998 and January 6, 2000, Nordion sold 717,774 shares of Stock.

          On March 6, 2000, Nordion and the Issuer entered into an agreement with a view to simplifying and consolidating the security interests that secure Nordion's outstanding debt and other obligations. The agreement aims at (i) releasing and discharging most of the underlying security interests registered in the State of Florida in favor of Nordion and the October 22, 1991 and January 15, 1992 Mortgage and Security Agreement, and (ii) implementing a new Mortgage and Security Agreement which is contemplated to be executed in the near future.

          Nordion is represented on the Board of Directors of the Issuer by Messrs. Craig Hunter and David Nicholds. Messrs. Hunter and Nicholds are presently also members of the Executive Committee and the Human Resources Committee of the Issuer, and Mr. Nicholds acts as the Issuer's corporate secretary. Mr. Nicholds expects to resign as the Issuer's corporate secretary in the near future. Moreover, both the Executive Committee and the Human Resources Committee are expected to be discontinued, as the Board of Directors has in effect acted as the Executive Committee and assumed all responsibilities relating to human resources matters.

          Nordion is presently involved in industrial irradiation activities that potentially compete with the activities of the Issuer. Nordion also supplies irradiation equipment, sources and isotopes to customers that are direct competitors of the Issuer, and may enter into strategic alliances and joint ventures with such customers.

          Except as described herein, none of Nordion, MDS or Laboratoires have any plans or proposals which relate to or would result in any of (a) through (j) of Item 4.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and restated in its entirety as follows:

          (a) At the close of business on March 31, 2000, Nordion beneficially owned 6,232,992 shares of Stock, which constitutes approximately 56.1% of the outstanding shares of Stock. The number of shares of Stock beneficially owned on March 31, 2000 has been computed by aggregating (i) the number of shares of Stock that Nordion actually owns pursuant to its election to convert portions of the outstanding indebtedness, cash advances and accrued interest into shares of Stock, and (ii) the number of shares of Stock into which Nordion could elect to convert the remaining outstanding indebtedness, cash advances and due and payable accrued interest on March 31, 2000, on the basis of the closing price of March 31, 2000, i.e., 70% of $4.375 or $3.0625. Pursuant to publicly available information, 10,331,201 shares of the Stock were outstanding on March 31, 2000.

          To the best of the knowledge of Nordion, MDS and Laboratoires other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

          Messrs. Craig Hunter and David Nicholds, employees of Nordion, are currently directors of the Issuer. Messrs. Hunter and Nicholds disclaim beneficial ownership of any securities of the Issuer beneficially owned by Nordion.

          (b) Nordion has the sole power to vote or direct the vote and to dispose or direct the disposition of 6,232,992 shares of the Stock.

          (c) The following table describes transactions in the Stock by Nordion since December 1, 1992.

                                                         Purchase
    Date of                    Number of                   (P)                 Price per               Where and how
  Transaction                  Securities               or Sale (S)              Share              transaction effected
  -----------                  ----------               -----------            ---------            --------------------
   12/01/92         a             931,567       (1)         P                4.05 / 8.00            All purchases result
   05/29/95                       152,379       (2)         P                     1.69              from the right to
   06/30/95                        21,622       (2)         P                     1.50              convert, and
   07/13/95                        16,667       (3)         P                     1.50              conversions,
   07/27/95                        87,617       (3)         P                     1.25              of debt and accrued
   09/30/95                        74,970       (2)         P                     1.25              interest thereon into
   10/31/95                        25,220       (2)         P                     1.25              shares of Stock
   11/20/95                        20,000       (3)         P                     1.25              effected through the
   12/10/95         b           4,625,000       (1)         P                     0.80              delivery of share
   12/15/95                        43,750       (3)         P                     0.80              certificates by the
   01/01/96                        77,149       (2)         P                     0.80              Issuer
   01/05/96                        18,750       (3)         P                     0.80
   01/23/96                        31,250       (3)         P                     0.80
   02/09/96                        18,750       (3)         P                     0.80
   03/01/96                        37,500       (3)         P                     0.80
   03/31/96                       107,846       (2)         P                     0.80
   04/02/96                        41,250       (3)         P                     0.80
   05/02/96                        33,750       (3)         P                     0.80
   06/04/96                        37,500       (3)         P                     0.80
   06/30/96                       107,104       (2)         P                     0.80
   07/02/96                        31,250       (3)         P                     0.80
   07/26/96                        37,500       (3)         P                     0.80
   08/16/96                        90,355       (3)         P                     0.80
   09/10/96                        31,250       (3)         P                     0.80
   09/26/96                         4,676       (3)         P                     0.80
   09/30/96                       102,840       (2)         P                     0.80
   10/11/96                        25,000       (3)         P                     0.80
   11/07/96                        25,000       (3)         P                     0.80
   12/09/96                        31,250       (3)         P                     0.80
   12/16/96                        22,500       (3)         P                     0.80
   12/31/96                       102,840       (2)         P                     0.80
   01/13/97                        18,750       (3)         P                     0.80
   02/07/97                        25,000       (3)         P                     0.80
   02/28/97                        25,000       (3)         P                     0.80
   03/13/97                        92,227       (3)         P                     0.80
   03/17/97                        23,125       (3)         P                     0.80
   03/31/97                       110,323       (2)         P                     0.80
   04/16/97                        18,750       (3)         P                     0.80
   06/03/97                        16,250       (3)         P                     0.80
   06/13/97                        25,000       (3)         P                     0.80
   06/30/97                        96,254       (2)         P                     0.80
   07/04/97                        25,000       (3)         P                     0.80
   07/17/97                        25,000       (3)         P                     0.80
   07/31/97                        25,000       (3)         P                     0.80
   08/26/97                        25,000       (3)         P                     0.80
   09/22/97                        25,000       (3)         P                     0.80
   09/30/97                        96,254       (2)         P                     0.80
   10/03/97                        25,000       (3)         P                     0.80
   11/04/97                         9,796       (4)         P                     3.0625
   11/04/97                         5,826       (5)         P                     3.0625
   11/18/97                         8,163       (4)         P                     3.0625
   12/05/97                         6,531       (4)         P                     3.0625
   12/19/97                         6,531       (4)         P                     3.0625
   01/09/98                         6,531       (4)         P                     3.0625
   02/02/98                         3,265       (4)         P                     3.0625
   02/04/98                        11,720       (5)         P                     3.0625
   02/12/98                         6,531       (4)         P                     3.0625
   03/09/98                        24,490       (4)         P                     3.0625
   04/03/98                         6,770       (4)         P                     3.0625
   04/09/98                         4,898       (4)         P                     3.0625
   04/24/98                         4,898       (4)         P                     3.0625
   05/04/98                         5,292       (5)         P                     3.0625
   05/08/98                         6,531       (4)         P                     3.0625
   06/12/98         c               8,163       (4)         P                     3.0625
   08/04/98                         6,380       (5)         P                     3.0625
   11/04/98                         6,523       (5)         P                     3.0625
   11/18/98                         5,000                   S                     3.00              All sales
   11/19/98                         6,500                   S                     2.75              effected through
   11/20/98                         6,000                   S                     3.02              a broker on the
   11/23/98                         6,500                   S                     3.00              Nasdaq
   11/24/98                         7,000                   S                     3.05
   11/25/98                         2,500                   S                     3.25
   11/27/98                         3,000                   S                     3.25
   11/30/98                         2,000                   S                     3.06
   12/02/98                         2,000                   S                     2.94
   12/02/98                         2,000                   S                     3.00
   12/03/98                         3,100                   S                     3.00
   12/04/98                         3,900                   S                     3.00
   12/07/98                         2,500                   S                     3.06
   12/07/98                         1,500                   S                     3.09
   12/07/98                           500                   S                     3.13
   12/07/98                           500                   S                     3.25
   12/08/98                         5,000                   S                     3.06
   12/09/98                         1,000                   S                     3.00
   12/09/98                         1,500                   S                     3.06
   12/09/98                         2,500                   S                     3.13
   12/10/98                         2,000                   S                     3.00
   12/10/98                           500                   S                     3.13
   12/11/98                         2,500                   S                     3.06
   01/29/99                         2,000                   S                     2.50
   02/01/99                         1,000                   S                     2.50
   02/02/99                           900                   S                     2.50
   02/03/99                         9,100                   S                     2.50
   02/04/99                         6,185       (5)         P                     3.0625
   02/04/99                         2,500                   S                     2.50
   02/05/99                         2,500                   S                     2.50
   02/18/99                         1,000                   S                     4.81
   02/18/99                         1,500                   S                     4.63
   02/18/99                         8,900                   S                     4.69
   02/18/99                         1,100                   S                     4.75
   02/24/99                         4,000                   S                     5.22
   02/24/99                         1,000                   S                     5.06
   02/24/99                         4,000                   S                     5.09
   02/24/99                         2,500                   S                     5.13
   02/24/99                         1,000                   S                     5.18
   02/24/99                         1,000                   S                     5.22
   02/24/99                         9,000                   S                     4.94
   02/24/99                         6,500                   S                     5.00
   02/24/99                         3,000                   S                     5.06
   02/25/99                         6,000                   S                     5.00
   02/25/99                         2,000                   S                     5.03
   02/25/99                         2,000                   S                     5.06
   02/25/99                         9,500                   S                     5.09
   02/25/99                        24,100                   S                     5.13
   02/25/99                        11,900                   S                     5.25
   04/06/99                         6,700                   S                     4.38
   04/06/99                         2,200                   S                     4.44
   04/06/99                         9,100                   S                     4.50
   04/06/99                        12,000                   S                     4.56
   04/06/99                         1,100                   S                     4.63
   04/07/99                        10,900                   S                     4.38
   04/07/99                         5,000                   S                     4.44
   04/07/99                         3,000                   S                     4.50
   04/08/99                         2,500                   S                     4.06
   04/08/99                        15,000                   S                     4.13
   04/09/99                         2,500                   S                     4.00
   04/09/99                         1,000                   S                     4.06
   04/09/99                         5,000                   S                     4.13
   04/12/99                           200                   S                     4.00
   04/13/99                        13,506                   S                     3.75
   04/13/99                         1,000                   S                     3.88
   04/13/99                         1,000                   S                     3.94
   04/13/99                         5,000                   S                     4.00
   04/13/99                         1,000                   S                     4.13
   04/14/99                         2,000                   S                     3.88
   04/14/99                         2,500                   S                     3.94
   04/14/99                         2,500                   S                     4.00
   04/14/99                         2,500                   S                     4.06
   04/14/99                         2,500                   S                     4.13
   04/15/99                         3,200                   S                     3.55
   04/15/99                         3,800                   S                     3.69
   04/15/99                         4,500                   S                     3.75
   04/15/99                         2,500                   S                     3.81
   04/16/99                         4,700                   S                     3.50
   04/16/99                         2,000                   S                     3.56
   04/16/99                         5,300                   S                     3.63
   04/19/99                        10,500                   S                     3.50
   04/19/99                         2,500                   S                     3.56
   04/20/99                         3,500                   S                     3.56
   04/20/99                         2,500                   S                     3.86
   04/20/99                         6,000                   S                     3.50
   04/21/99                         8,200                   S                     3.50
   04/21/99                         9,000                   S                     3.56
   04/21/99                         3,000                   S                     3.63
   04/21/99                         4,800                   S                     3.38
   04/21/99                         9,000                   S                     3.44
   04/22/99                         4,900                   S                     3.34
   04/22/99                         5,500                   S                     3.50
   04/22/99                           600                   S                     3.56
   04/23/99                        12,000                   S                     3.50
   04/23/99                         4,000                   S                     3.56
   04/23/99                         4,000                   S                     3.63
   04/23/99                         1,000                   S                     3.75
   04/23/99                         1,000                   S                     3.88
   04/23/99                         1,000                   S                     3.94
   04/23/99                        14,000                   S                     4.00
   04/26/99                           200                   S                     3.94
   04/26/99                         1,900                   S                     4.00
   04/26/99                         5,200                   S                     4.06
   04/26/99                         9,900                   S                     4.13
   04/26/99                         6,000                   S                     4.25
   04/27/99                         4,900                   S                     3.62
   04/27/99                         3,000                   S                     3.75
   04/27/99                         2,800                   S                     3.88
   04/27/99                           100                   S                     4.00
   04/28/99                         2,800                   S                     3.38
   04/28/99                           800                   S                     3.44
   04/28/99                         5,500                   S                     3.50
   04/28/99                         4,500                   S                     3.63
   04/28/99                         1,000                   S                     3.75
   04/29/99                         4,900                   S                     3.25
   04/29/99                         1,000                   S                     3.31
   05/04/99                         5,905       (5)         P                     3.0625
   05/04/99                         5,500                   S                     3.25
   05/04/99                         2,000                   S                     3.31
   05/05/99                         7,000                   S                     3.25
   05/06/99                         5,000                   S                     3.25
   05/07/99                         5,000                   S                     3.25
   05/10/99                         1,700                   S                     3.25
   05/11/99                         5,400                   S                     3.25
   05/11/99                         1,500                   S                     3.31
   05/12/99                         4,400                   S                     3.25
   05/13/99                         6,500                   S                     3.25
   05/13/99                         1,000                   S                     3.31
   05/13/99                         1,500                   S                     3.38
   05/13/99                         1,000                   S                     3.44
   05/14/99                         5,000                   S                     3.25
   05/14/99                         1,000                   S                     3.38
   05/14/99                         3,000                   S                     3.44
   05/14/99                         3,000                   S                     3.50
   05/14/99                         1,000                   S                     3.56
   05/17/99                         4,300                   S                     3.50
   05/17/99                         1,500                   S                     3.56
   05/17/99                         2,200                   S                     3.63
   05/18/99                         5,000                   S                     3.50
   05/19/99                         5,000                   S                     4.00
   05/19/99                         1,000                   S                     4.06
   05/19/99                         1,000                   S                     4.13
   05/19/99                         1,000                   S                     4.19
   08/04/99                         6,410       (5)         P                     3.0625
   08/24/99                         3,500                   S                     4.125
   08/25/99                           100                   S                     4.625
   08/25/99                        10,500                   S                     4.25
   08/25/99                         2,500                   S                     4.375
   08/25/99                         3,400                   S                     4.50
   08/26/99                         2,000                   S                     4.00
   08/26/99                           500                   S                     4.1875
   08/26/99                         1,300                   S                     4.25
   08/26/99                         1,100                   S                     4.375
   08/26/99                           100                   S                     4.50
   08/27/99                           500                   S                     4.1875
   09/23/99                         2,000                   S                     3.75
   09/24/99                         5,000                   S                     3.75
   09/24/99                         1,500                   S                     3.88
   09/24/99                         3,500                   S                     4.00
   09/27/99                         1,400                   S                     3.82
   09/27/99                         2,600                   S                     4.00
   09/28/99                         1,000                   S                     3.94
   09/28/99                         1,900                   S                     4.00
   09/28/99                           500                   S                     4.06
   09/28/99                           100                   S                     4.09
   09/29/99                           100                   S                     3.94
   09/29/99                         1,500                   S                     4.00
   10/05/99                        10,000                   S                     4.00
   10/06/99                         2,500                   S                     4.19
   10/06/99                         4,900                   S                     4.25
   10/06/99                         2,500                   S                     4.38
   10/06/99                         1,000                   S                     4.41
   10/06/99                           500                   S                     4.44
   10/06/99                         2,000                   S                     4.50
   10/07/99                         4,500                   S                     4.25
   11/02/99                         2,000                   S                     4.13
   11/02/99                           500                   S                     4.25
   11/03/99                         1,500                   S                     4.13
   11/03/99                         1,000                   S                     4.19
   11/04/99                         1,000                   S                     4.06
   11/04/99                         1,000                   S                     4.13
   11/04/99                         6,738       (5)         P                     3.0625
   11/05/99                         2,000                   S                     4.19
   11/05/99                         2,500                   S                     4.25
   11/05/99                           500                   S                     4.31
   11/08/99                         1,000                   S                     4.13
   11/08/99                           500                   S                     4.19
   11/08/99                         1,000                   S                     4.25
   11/09/99                         2,000                   S                     4.13
   11/09/99                         2,000                   S                     4.25
   11/09/99                         1,000                   S                     4.38
   11/10/99                         1,500                   S                     4.00
   11/10/99                         1,500                   S                     4.13
   11/11/99                         3,000                   S                     4.00
   12/08/99                         1,000                   S                     6.69
   12/08/99                         1,500                   S                     6.81
   12/08/99                         2,500                   S                     6.94
   12/08/99                           500                   S                     6.97
   12/08/99                         4,500                   S                     7.00
   12/08/99                         1,000                   S                     7.13
   12/08/99                         1,000                   S                     7.25
   12/08/99                         1,900                   S                     7.31
   12/08/99                         1,000                   S                     7.38
   12/08/99                           100                   S                     7.44
   12/09/99                         8,000                   S                     7.00
   12/09/99                         1,500                   S                     7.06
   12/09/99                         1,000                   S                     7.41
   12/09/99                         3,000                   S                     7.44
   12/09/99                           500                   S                     7.50
   12/09/99                           400                   S                     7.56
   12/09/99                         2,600                   S                     7.63
   12/10/99                         1,000                   S                     5.75
   12/10/99                         1,000                   S                     6.38
   12/10/99                         1,000                   S                     7.03
   12/10/99                         3,168                   S                     6.63
   01/03/00                         2,500                   S                     6.13
   01/03/00                         1,500                   S                     6.25
   01/04/00                         1,000                   S                     6.19
   01/05/00                         5,500                   S                     6.006
   01/06/00                         1,500                   S                     5.69
   01/06/00                         1,100                   S                     5.75
   01/06/00                           300                   S                     6.00
   02/04/00                         7,221       (5)         P                     3.0625



----------------------

a    Shares underlying about $3,822,000 of convertible indebtedness due by the
Issuer to Nordion, of which about 3,722,000 was convertible into shares of Stock at $4.05 per share and $100,000 was convertible into shares of Stock at $8.00 per share. See also beneficial ownership reported on December 10, 1995.

b    Shares underlying about $3,700,000 of convertible indebtedness due by the
Issuer to Nordion. Due to changes in the Canadian/U.S. dollar exchange rate since December 1992, the outstanding indebtedness decreased from about $3,822,000 in December 1992 to about 3,700,000 in December 1995. On December 10, 1995, the outstanding convertible conversion rate at which Nordion could elect to convert all then outstanding indebtedness into shares of Stock was reduced to $0.80. As a result, Nordion acquired beneficial ownership of 4,625,000 shares of Stock instead of the beneficially owned 931,567 previously reported on December 1, 1992. Of the about $3,700,000 convertible indebtedness, Nordion has elected to convert $3,215,000 into shares of Stock on the following dates: (i) $65,000 on February 9, 1996, (ii) $90,000 on March 31, 1996, (iii) $50,000 on June 6,
1996, (iv) $190,000 on March 14, 1997, (v) $120,000 on March 31, 1997, (vi)
$100,000 on September 30, 1997, (vii) $1,000,000 on November 3, 1997 and (viii)
$1,600,000 on December 29, 1997. All these conversions into shares of Stock were converted at the then applicable conversion rate of $0.80 per share.

c    Since June 6, 1998, Nordion has only made two cash advances to the Issuer:
(i) $10,000 on August 28, 1998 and (ii) $15,000 on October 23, 1998. Although
both cash advances were convertible into shares of Stock at 70% of the closing price on the last trade date prior to the exercise of the conversion right, both cash advances were repaid by the Issuer on September 9, 1998 and October 29, 1998, respectively.

(1) Beneficial ownership arising out of outstanding indebtedness convertible at the election of Nordion.

(2) Conversion of the accrued interest on the outstanding indebtedness at the then applicable conversion rate.

(3) Conversion of cash advances that were made by Nordion to the Issuer and that have been converted at the then applicable conversion rate.

(4) Cash advances made by Nordion to the Issuer that have not yet been converted into shares of Stock and that are convertible at 70% of the closing price on the last date prior to the exercise of the conversion right.

(5) Accrued Interest on the outstanding indebtedness that has not yet been converted into shares of Stock and that are convertible at 70% of the closing price on the last date prior to the exercise of the conversion right.

          Except as described above, neither Nordion, MDS or Laboratoires nor, to the best knowledge of Nordion, MDS and Laboratoires, any of the persons listed in Item 2 effected any transactions in the Stock since December 1, 1992.

          (d) Except as set forth herein, each of Nordion, MDS and Laboratoires affirms that no person other than Nordion, MDS and Laboratoires have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by Nordion, MDS and Laboratoires.

          (e) Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended and restated in its entirety as follows:

          Except as described herein, none of Nordion, MDS, Laboratoires, or, to the best knowledge of Nordion, MDS and Laboratoires, any of the directors and executive officers of Nordion, MDS or Laboratoires, has any contract, arrangement, understanding or relationship with any other person regarding the shares of Stock, including but not limited to transfer or voting of any such shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7.     MATERIALS TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended and restated in its entirety as follows:

                                    Exhibits
                                    --------

1.  Financing Agreement between the Issuer and Nordion, dated September 5, 1990.

2.  Security Agreement between the Issuer and Nordion, dated September 5, 1990.

3.  Subordinated Debenture between the Issuer and MDS, dated July 1, 1991.

4.  Agreement between the Issuer and MDS, dated July 9, 1991.

5.  Subscription Agreement between the Issuer and MDS, dated July 11, 1991.

6. Mortgage and Security Agreement between the Issuer and Nordion, dated October 22, 1991.

7. Reimbursement and Indemnity Agreement between the Issuer and Nordion, dated October 22, 1991.

8.  Agreement between the Issuer and Nordion, dated December 11, 1991.

9.  Convertible Debenture between the Issuer and Nordion, dated January 15,
    1992.

10. Mortgage and Security Agreement between the Issuer and Nordion, dated January 15, 1992

11. Financing Agreement between the Issuer and Nordion, dated February 21, 1992.

12. Security Agreement between the Issuer and Nordion, dated February 21, 1992.

13. Assignment of right, title and interest in the Subordinated Debenture, dated July 1, 1991 and the Agreement, dated July 9, 1991, by MDS to Nordion, dated January 28, 1992.

14. Letter dated March 6, 1992, regarding the surrender of the Convertible Subordinated Debenture to Nordion by MDS.

15. Letter dated August 17, 1992, regarding the understanding of convertibility into shares of Stock of the Issuer's obligations to Nordion.

16. Agreement dated September 11, 1992 regarding the delivery of certain supplies and the retention of ownership of such supplies by Nordion.

17. Letter dated January 28, 1993, confirming the agreement for additional funding to the Issuer by Nordion.

18. Letter from Nordion dated March 31, 1994, regarding the payment of indebtedness by the Issuer and the extension of the payment date.

19. Letter Agreement between the Issuer and Nordion regarding the payment of indebtedness by the Issuer and the extension of the payment date, dated April 13, 1994.

20. Letter Agreement between the Issuer and Nordion to further extend payment of indebtedness, dated November 23, 1994.

21. Letter confirming agreement to extend payment of indebtedness, dated February 17, 1995.

22. Letter confirming the Issuer's fulfillment of conditions of the November 23, 1994 Letter Agreement, dated February 17, 1995.

23. Letter Agreement between the Issuer and Nordion regarding the conversion of accrued interest into shares of Stock, dated May 29, 1995.

24. Letter Agreement between the Issuer and Nordion regarding the conversion of accrued interest into shares of Stock, dated June 30, 1995.

25. Letter Agreement between the Issuer and Nordion to further extend payment of indebtedness, dated July 4, 1995

26. Letter confirming Nordion's conversion of a cash advance of $25,000 into 16,667 shares of Stock, dated July 13, 1995.

27. Letter Agreement between the Issuer and Nordion regarding the Nordion's conversion of a cash advance of $109,521 into 87,617 shares of Stock, dated July 27, 1995.

28. Letter Agreement between the Issuer and Nordion regarding the conversion of accrued interest into shares of Stock, dated September 30, 1995.

29. Letter Agreement between the Issuer and Nordion regarding the conversion of accrued interest into shares of Stock, dated October 25, 1995.

30. Letter confirming Nordion's conversion of a cash advance of $25,000 into 20,000 shares of Stock, dated November 20, 1995.

31. Agreement between the Issuer and Nordion, dated December 10, 1995.

32. Letter confirming extension of payment due date, dated December 13, 1995.

33. Letter confirming Nordion's conversion of a cash advance of $35,000 into 43,750 shares of Stock, dated December 15, 1995.

34. Letter Agreement between the Issuer and Nordion regarding the conversion of outstanding indebtedness into shares of Stock, dated December 20, 1995.

35. Letter Agreement between the Issuer and Nordion regarding the conversion of accrued interest into shares of Stock, dated January 1, 1996.

36. Letter confirming Nordion's conversion of a cash advance of $15,000 into 18,750 shares of Stock, dated January 5, 1996.

37. Letter confirming Nordion's conversion of a cash advance of $25,000 into 31,250 shares of Stock, dated January 23, 1996.

38. Letter confirming Nordion's conversion of a cash advance of $15,000 into 18,750 shares of Stock, dated February 9, 1996.

39. Letter confirming Nordion's conversion of a cash advance of $30,000 into 37,500 shares of Stock, dated March 1, 1996.

40. Letter Agreement between the Issuer and Nordion regarding the conversion of outstanding indebtedness into shares of Stock, dated March 31, 1996.

41. Letter Agreement between the Issuer and Nordion regarding the conversion of accrued interest into shares of Stock, dated March 31, 1996.

42. Letter Agreement between the Issuer and Nordion to further extend payment of indebtedness, dated April 2, 1996.

43. Letter confirming Nordion's conversion of a cash advance of $33,000 into 41,250 shares of Stock, dated April 2, 1996.

44. Letter confirming Nordion's conversion of a cash advance of $27,000 into 33,750 shares of Stock, dated May 2, 1996.

45. Letter confirming Nordion's conversion of a cash advance of $30,000 into 37,500 shares, dated June 4, 1996.

46. Letter Agreement between the Issuer and Nordion regarding the conversion of accrued interest into shares of Stock, dated June 30, 1996.

47. Letter Agreement between the Issuer and Nordion regarding the conversion of outstanding indebtedness into shares of Stock, dated June 30, 1996.

48. Letter confirming Nordion's conversion of a cash advance of $25,000 into 31,250 shares of Stock, dated July 2, 1996.

49. Letter confirming Nordion's conversion of a cash advance of $30,000 into 37,500 shares of Stock, dated July 26, 1996.

50. Letter Agreement between the Issuer and Nordion regarding the conversion of a cash advance of $72,285 into 90,355 shares of Stock, dated August 16, 1996.

51. Letter confirming Nordion's conversion of $25,000 into 31,250 shares of Stock, dated September 10, 1996.

52. Letter confirming Nordion's conversion of a cash advance of $3,741 into 4,676 shares of Stock, dated September 26, 1996.

53. Letter Agreement between the Issuer and Nordion regarding the conversion of accrued interest into shares of Stock, dated September 30, 1996.

54. Letter confirming Nordion's conversion of a cash advance of $20,000 into 25,000 shares, dated October 11, 1996.

55. Letter confirming Nordion's conversion of $20,000 into 25,000 shares of Stock, dated November 7, 1996.

56. Letter confirming Nordion's conversion of $25,000 into 31,250 shares of Stock, dated December 9, 1996.

57. Letter confirming Nordion's conversion of $18,000 into 22,500 shares of Stock, dated December 16, 1996.

58. Letter Agreement between the Issuer and Nordion regarding the conversion of outstanding indebtedness into shares of Stock, dated December 31, 1996.

59. Letter Agreement between the Issuer and Nordion regarding the conversion of accrued interest into shares of Stock, dated December 31, 1996.

60. Letter confirming Nordion's conversion of a cash advance of $15,000 into 18,750 shares of Stock, dated January 13, 1997.

61. Letter confirming Nordion's conversion of a cash advance of $20,000 into 25,000 shares of Stock, dated February 7, 1997.

62. Letter confirming Nordion's conversion of a cash advance of $20,000 into 25,000 shares of Stock, dated February 28, 1997.

63. Letter Agreement between the Issuer and Nordion regarding the conversion of a cash advance of $73,781 into 92,227 shares of Stock, dated March 13, 1997.

64. Letter Agreement between the Issuer and Nordion to further extend payment of indebtedness, dated March 13, 1997.

65. Letter Agreement between the Issuer and Nordion regarding the conversion of outstanding indebtedness into shares of Stock, dated March 14, 1997.

66. Letter confirming Nordion's conversion of a cash advance of $18,500 into 23,125 shares of Stock, dated March 17, 1997.

67. Letter Agreement between the Issuer and Nordion regarding the conversion of outstanding indebtedness into shares of Stock, dated March 31, 1997.

68. Letter Agreement between the Issuer and Nordion regarding the conversion of accrued interest into shares of Stock, dated March 31, 1997.

69. Letter confirming Nordion's conversion of a cash advance of $15,000 into 18,750 shares of Stock, dated April 16, 1997.

70. Letter confirming Nordion's conversion of a cash advance of $13,000 into 16,250 shares of Stock, dated June 3, 1997.

71. Letter confirming Nordion's conversion of a cash advance of $20,000 into 25,000 shares of Stock, dated June 13, 1997.

72. Letter Agreement between Issuer and Nordion regarding the conversion of accrued interest into shares of Stock, dated June 30, 1997.

73. Letter confirming Nordion's conversion of a cash advance of $20,000 into 25,000 shares of Stock, dated July 4, 1997.

74. Letter confirming Nordion's conversion of a cash advance of $20,000 into 25,000 shares of Stock, dated July 17, 1997.

75. Letter confirming Nordion's conversion of a cash advance of $20,000 into 25,000 shares of Stock, dated July 31, 1997.

76. Letter confirming Nordion's conversion of a cash advance of $20,000 into 25,000 shares of Stock, dated August 26, 1997.

77. Letter confirming Nordion's conversion of a cash advance of $20,000 into 25,000 shares of Stock, dated September 22, 1997.

78. Letter Agreement between the Issuer and Nordion regarding the conversion of outstanding indebtedness into shares of Stock, dated September 30, 1997.

79. Letter Agreement between the Issuer and Nordion regarding the conversion of accrued interest into shares of Stock, dated September 30, 1997.

80. Letter confirming Nordion's conversion of a cash advance of $20,000 into 25,000 shares of Stock, dated October 3, 1997.

81. Letter Agreement between the Issuer and Nordion regarding the conversion of outstanding indebtedness into shares of Stock, dated November 3, 1997.

82. Letter confirming Nordion's convertible cash advance of $12,000, dated November 10, 1997.

83. Letter confirming Nordion's convertible cash advance of $18,000, dated November 10, 1997.

84. Letter confirming Nordion's convertible cash advance of $25,000, dated November 18, 1997.

85. Letter confirming Nordion's convertible cash advance of $20,000, dated December 5, 1997.

86. Letter confirming agreement to extend payment of indebtedness, dated December 12, 1997.

87. Letter confirming Nordion's convertible cash advance of $20,000, dated December 19, 1997.

88. Letter Agreement between Issuer and Nordion regarding the conversion of outstanding indebtedness into shares of Stock, dated December 29, 1997.

89. Letter Agreement between Issuer and Nordion regarding the conversion of outstanding indebtedness into shares of Stock, dated December 29, 1997.

90. Letter confirming Nordion's convertible cash advance of $20,000, dated January 9, 1998.

91. Letter confirming Nordion's repayable and convertible cash advance of $10,000, dated February 2, 1998.

92. Letter confirming Nordion's repayable and convertible cash advance of $20,000, dated February 12, 1998.

93. Letter confirming Nordion's convertible cash advance of $75,000, dated March 9, 1998.

94. Letter confirming applicable conversion rate since August 1, 1997, dated March 13, 1998.

95. Letter confirming Nordion's repayable and convertible cash advance of $20,732, dated April 3, 1998.

96. Letter confirming Nordion's repayable and convertible cash advance of $15,000, dated April 9, 1998.

97. Letter confirming Nordion's repayable and convertible cash advance of $15,000, dated April 24, 1998.

98. Letter confirming Nordion's convertible cash advance of $20,000, dated May 8, 1998.

99. Letter confirming Nordion's repayable and convertible cash advance of $25,000, dated June 12, 1998.

100. Letter confirming Nordion's repayable and convertible cash advance of $10,000, dated August 28, 1998.

101. Letter confirming bridge loan to the Issuer by Nordion, dated October 23, 1998.

102. Letter confirming indemnification by the Issuer of Nordion in connection with the Unlimited Guaranty and Indemnity Agreement, dated October 23, 1998.

103. Unlimited Guaranty and Indemnity Agreement, dated October 29, 1998.

104. Unlimited Guaranty and Indemnity Agreement, dated December 17, 1999.

105. Letter Agreement between the Issuer and Nordion concerning extension of payment of debt, dated March 23, 1999.

106. Letter Agreement between the Issuer and Nordion concerning extension of payment of debt, dated January 19, 2000.

107. Letter Agreement between the Issuer and Nordion concerning simplification of security interests, dated March 6, 2000.

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  April 7, 2000

                                        MDS NORDION INC.,




                                        By: /s/ David Nicholds
                                            ------------------------------
                                           Name:   David Nicholds
                                           Title:  Vice-President



                                        MDS INC.,




                                        By: /s/ Peter E. Brent
                                            ------------------------------
                                           Name:  Peter E. Brent
                                           Title: Senior Vice-President
                                                    & General Counsel




                                        LABORATOIRES MDS QUEBEC LTEE.,




                                        By: /s/ Peter E. Brent
                                            ------------------------------
                                           Name:  Peter E. Brent
                                           Title: Vice-President
                                                    & Corporate Secretary

                                                                   Schedule A
                                                                   ----------


                  Joint Filing Agreement - Dated April 7, 2000
                  --------------------------------------------


          We, the undersigned, hereby express our agreement that the attached Amendment 4 to Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of us.


                                        MDS NORDION INC.,




                                        By: /s/ David Nicholds
                                            ------------------------------
                                           Name:   David Nicholds
                                           Title:  Vice-President



                                        MDS INC.,




                                        By: /s/ Peter E. Brent
                                            ------------------------------
                                           Name:  Peter E. Brent
                                           Title: Senior Vice-President
                                                    & General Counsel




                                        LABORATOIRES MDS QUEBEC LTEE.,




                                        By: /s/ Peter E. Brent
                                            ------------------------------
                                           Name:  Peter E. Brent
                                           Title: Vice-President
                                                    & Corporate Secretary